SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PARTICLE DRILLING TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Nevada	20-1563395
(State of Incorporation or organization)	(I.R.S. Employer Identification Number)

5611 Baird Court
Houston, Texas	77041
(Address of principal executive offices)	(Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the act:

RIGHTS TO PURCHASE SERIES A JUNIOR

PARTICIPATING PREFERRED STOCK,

PAR VALUE $0.001 PER SHARE

ITEM 1.          Description of Registrant’s Securities to be Registered.

On May 23, 2008, the Board of Directors of Particle Drilling Technologies, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of the Company’s common stock, par value $0.001 per share (the “Common Shares”), and authorized the issuance of one Right for each Common Share which shall become outstanding between the Record Date (as hereinafter defined) and the earliest of the Distribution Date (as hereinafter defined), the redemption of the Rights, or the final expiration date of the Rights. The dividend is payable at the close of business on June 3, 2008 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000) of a share of Series A Junior Participating Preferred Stock, par value $0.001 (the “Preferred Shares”), of the Company at a price of $20.00 (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement between the Company and the Rights Agent.

Initially, the Rights will be attached to the Common Shares then outstanding, and no separate certificates evidencing the rights (“Rights Certificates”) will be issued. The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable on (i) the tenth day (the “Distribution Date”) after the public announcement by the Company or an Acquiring Person (as defined below) that such Acquiring Person has become an Acquiring Person, or such earlier date as a majority of the Board of Directors of the Company becomes aware of the existence of an Acquiring Person or (ii) ten business days after the date of commencement by any person or group of affiliated or associated persons of a tender or exchange offer the result of which would result in any person becoming an Acquiring Person. An “Acquiring Person” is a person that, together with its affiliates and associates, is the beneficial owner of 20% or more of the outstanding Common Shares. Certain persons, including the Company, any subsidiary of the Company, and Company benefit plan related holders are excluded from the definition of Acquiring Person. Moreover, a person or group of affiliated or associated persons who acquires the beneficial ownership of 20% or more of the Common Shares then outstanding either (i) by reason of share purchases by the Company reducing the number of Common Shares outstanding (provided such person or group does not acquire additional Common Shares), or (ii) inadvertently, if the Company’s Board of Directors determines such 20% beneficial ownership was acquired inadvertently and as promptly as practicable such person or group divests itself of enough Common Shares so as to no longer to have the beneficial ownership of 20% of the outstanding Common Shares, will not be an Acquiring Person. Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Share certificates outstanding on or after the Record Date, by such Common Share certificates with a copy of the Summary of Rights (as defined in the Rights Agreement) attached thereto. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on May 23, 2011 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of interests in Preferred Shares or other securities or property issuable upon exercise of the Rights is also subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Preferred Shares will not be redeemable and will be, in ranking as to dividend and liquidation preferences, senior to the Common Shares. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of the greater of (i) $1.00 per share, or (ii) 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount of all non-cash dividends and other distributions (other than dividends payable in Common Shares) declared per Common Share. In the event of a liquidation, the holders of the interests in Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share plus any accrued and unpaid dividends, but will be entitled to an aggregate payment of 1,000 times the aggregate amount to be distributed per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

In the event any person becomes an Acquiring Person, then each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its affiliates and associates (which will thereafter be null and void for all purposes of the Rights Agreement and the holder thereof shall thereafter have no rights with respect to such Rights, whether under the Rights Agreement or otherwise), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the Purchase Price. Under some circumstances, in lieu of Common Shares, other equity and debt securities, property, cash or combinations thereof, including combinations with Common Shares, may be issued upon payment of the Purchase Price, of equal value to the number of Common Shares for which the Right is exercisable.

In the event that after a person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person or affiliates or associates thereof) will thereafter generally have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of the senior voting stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price.

At any time prior to the date of a public announcement by the Company or an Acquiring Person that such Acquiring Person has become an Acquiring Person, or such earlier date as a majority of the Board of Directors of the Company shall become aware of the existence of an Acquiring Person (the “Shares Acquisition Date”), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at the Redemption Price, which may be paid in cash or with Common Shares or any other form of consideration deemed appropriate by the Board of Directors of the Company. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time prior to 5:00 p.m. Houston, Texas time on the earlier of (i) the Shares Acquisition Date and (ii) the Final Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”).  In addition, if a Qualified Offer (as described below) is made and the Board has not redeemed the outstanding Rights or exempted such offer from the terms of the Rights Agreement or has not called a special meeting of stockholders for the purpose of voting on whether or not to exempt such Qualified Offer from the terms of the Rights Agreement, in each case after 90 days from the commencement of the Qualified Offer, the record holders of 10% of the outstanding shares of Common Stock may direct the Board to submit to a vote of stockholders at a special meeting of the stockholders of the Company (a “Special Meeting”) a resolution exempting such Qualified Offer from the provisions of the Rights Agreement (the “Qualified Offer Resolution”).  If a Special Meeting is not held prior to the ninetieth day after such request or if at the Special Meeting the holders of a majority of the shares of Common Stock outstanding (other than shares held by the offeror and its affiliated and associated persons) vote in favor of the Qualified Offer Resolution, then the Board will exempt the Qualified Offer from the provisions of the Rights Agreement or take such other action as may be necessary to prevent the Rights from interfering with the consummation of the Qualified Offer.

A “Qualified Offer” is an offer that is determined by a majority of independent directors of the Company to have (among others) the following characteristics:

(i) a fully-financed, all-cash tender offer, or an exchange offer offering shares of common stock of the offeror, or a combination thereof, in each such case for all of the outstanding Common Shares at the same per-share consideration;

(ii) an offer that has commenced within the meaning of Rule 14d-2(a) under the Exchange Act and is made by an offeror (including Affiliates and/or Associates of such offeror) that beneficially owns no more than 5% of the outstanding Common Stock as of the date of such commencement;

(iii) an offer whose per-share offer price is greater than the highest reported market price for the Common Shares in the immediately preceding 24 months;

(iv) an offer with respect to which a nationally recognized investment banking firm retained by the Board of Directors of the Company does not render an opinion to the Board of Directors of the Company that the consideration being offered is either unfair or inadequate;

(v) an offer that is not subject to any financing, funding or similar conditions or any requirements with respect to the offeror or its agents being permitted any due diligence on the Company;

(vi) if the offer includes common stock of the offeror, the offeror must allow the Company’s investment bank, legal counsel and accountants to perform appropriate due diligence on the offeror;

(vii) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offer will remain open for at least 120 business days and, if a Special Meeting Notice is given, for at least ten business days after the special stockholders meeting or, if no meeting is held within ninety business days following the Special Meeting Notice, for at least ten business days following such ninety business day period;

(viii) an offer pursuant to which the Company has received an irrevocable written commitment by the offeror that the offer, if it is otherwise to expire prior thereto, will be extended for at least 20 business days after any increase in the consideration offered or after any bona fide alternative offer is commenced;

(ix) an offer that is conditioned on a minimum of at least two-thirds of the outstanding Common Shares not held by the person or entity making such offer (and its affiliates and associates) being tendered and not withdrawn as of the offer’s expiration date, which condition shall not be waivable;

(x) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror to consummate, as promptly as practicable upon successful completion of the offer, a second step transaction whereby all Common Shares not tendered into the offer will be acquired at the same consideration per share actually paid pursuant to the offer, subject to any stockholders’ statutory appraisal rights;

(xi) an offer pursuant to which the Company and its stockholders have received an irrevocable written commitment of the offeror that no amendments will be made to the offer to reduce the consideration being offered or to otherwise change the terms of the offer in a way that is adverse to a tendering stockholder;

(xii) an offer (other than an offer consisting solely of cash consideration) pursuant to which the Company has received the written representation and certification of the offeror and its CEO and CFO that all material facts about the offeror have been fully and accurately disclosed and all new facts will be fully and accurately disclosed on a prompt basis while the offer remains open, and all required Exchange Act reports will be filed by the offeror in a timely manner during such period; and

(xiii) if the offer includes non-cash consideration, (A) the non-cash portion of the consideration offered must consist solely of common stock of a Person that is a publicly-owned United States corporation, (B) such common stock must be freely tradable and listed or admitted to trading on either the NYSE or NASDAQ, (C) no stockholder approval of the issuer of such common stock is required to issue such common stock, or, if such approval required, such approval has already been obtained, (D) no person or entity (including its affiliates and associates) beneficially owns more than 20% of the voting stock of the issuer of such common stock at the commencement of the offer or at any time during the offer, (E) no other class of voting stock of the issuer of such common stock is outstanding and (F) the issuer of such common stock meets the registrant eligibility requirements for use of Form S-3 for registering securities under the Securities Act.

A committee of independent directors of the Company will review and evaluate the Rights Agreement at least annually in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of the Company and its stockholders. Following each such review, the committee shall communicate its conclusions to the full Board of Directors of the Company, including any recommendation in light thereof as to whether the Rights Agreement should be modified or the Rights should be redeemed.

Under certain circumstances, after a person or group has become an Acquiring Person but prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights that were or are beneficially owned by an Acquiring Person or its affiliates and associates), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Except as otherwise provided in the Rights Agreement, for so long as the Rights are then redeemable, the Company may, in its sole and absolute discretion, amend or supplement the Rights Agreement in any respect without the consent of the holders of Rights. At any time after the Rights are no longer redeemable, the Company may supplement or amend the Rights Agreement without the consent of the holders of the Rights at any time to cure any ambiguity or to correct or supplement any defective or inconsistent provisions, provided, that the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of the Rights (which may not be an Acquiring Person or its affiliates and associates in whose hands Rights are void) or to cause the Rights to again become redeemable.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the redemption of the Rights by the Board of Directors of the Company. The Rights should not interfere with any merger or other business combination that is in the best interests of the Company and its stockholders because the Board of Directors may, at its option, at any time prior to the Shares Acquisition Date, redeem all but not less than all the then outstanding Rights at the Redemption Price and the Company’s stockholders may take certain actions to permit a stockholder vote on whether to redeem the Rights in cases of a “Qualified Offer,” as described above.

A copy of the Rights Agreement is attached as Exhibit 4.1 to this Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

ITEM 2.	Exhibits.

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock (Incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 23, 2008).

4.1.

Rights Agreement, dated as of May 23, 2008, between Particle Drilling Technologies, Inc. and Computershare Trust Company, N.A., as Rights Agent, including the form of Certificate of Designation of Series A Junior Participating Preferred Stock, the forms of Right Certificate, Assignment and Election to Purchase, and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (Incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 23, 2008).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PARTICLE DRILLING TECHNOLOGIES, INC.

Date: May 23, 2008	By:	/s/ J. CHRIS BOSWELL
		Name:	J. Christopher Boswell
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock (Incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 23, 2008).

4.1.

Rights Agreement, dated as of May 23, 2008, between Particle Drilling Technologies, Inc. and Computershare Trust Company, N.A., as Rights Agent, including the form of Certificate of Designation of Series A Junior Participating Preferred Stock, the forms of Right Certificate, Assignment and Election to Purchase, and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (Incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 23, 2008).